SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                    RULE 13E-3 (section240.13E-3) THEREUNDER)

                                  REXEL, INC.
                                (NAME OF ISSUER)

                                   REXEL, INC.
                                FRANCOIS PINAULT
                                          `
                            S.C.A. FINANCIE
                                           RE PINAULT
                                   REXEL S.A.
                   INTERNATIONAL TECHNICAL DISTRIBUTORS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   969207109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                          PIERRE CHAREYRE, REXEL S.A.,
                                 25 RUE DE CLICHY
                               75009 PARIS, FRANCE
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
             COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                                WITH COPIES TO:
SOKOLOW, DUNAUD, MERCADIER &                             MCDERMOTT, WILL & EMERY
           CARRERAS                                         50 ROCKEFELLER PLAZA
   50 ROCKEFELLER PLAZA                                 NEW YORK, NY  10020-1605
  NEW YORK, NY 10020-1605                                    (212) 547-5400
        (212) 547-5584
      DAVID A. KATZ, ESQ.           JOHN HOYNS, ESQ.       PAUL T. SCHNELL, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ HUGHES HUBBARD & REED LLP  SKADDEN, ARPS, SLATE,
     51 W. 52ND STREET         ONE BATTERY PARK PLAZA      MEAGHER & FLOM LLP
     NEW YORK, NY 10019           NEW YORK, NY 10004         919 THIRD AVENUE
           (212) 403-1309               (212) 837-6762   NEW YORK, NY 10022-3897
                                                             (212) 735-3000

     This statement is filed in connection with (check the appropriate box):
     a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. / / The filing of a registration statement under the Securities Act of 1933.
     c.   /X/  A tender offer.
     d.   / /  None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

                                  INTRODUCTION

   This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended by Amendment No. 1 and this Amendment No. 2, the "Schedule 13E-3") is being filed by (i) Rexel, Inc., a New York corporation (the "Company"), (ii) Francois Pinault, (iii) S.C.A. Financiere Pinault, (iv) Rexel S.A., a societe anonyme organized under the laws of the Republic of France ("Parent"), and (v) International Technical Distributors, Inc., a New York corporation and a wholly owned subsidiary of Parent ("ITD"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 promulgated thereunder by the Securities and Exchange Commission (the "SEC") in connection with the expiration of the Offer for the Shares of the Company by ITD. Parent has been informed that as of midnight on November 20, 1997 11,644,090 Shares were validly tendered and not properly withdrawn.




ITEM 4.    TERMS OF THE TRANSACTION

Item 4 of the Schedule 13E-3 is hereby supplemented as follows:

     The Offer expired at midnight, New York City time on November 20, 1997.

ITEM 10.   INTEREST IN SECURITIES OF THE ISSUER

Item 10 of the Schedule 13E-3 is hereby supplemented as follows:

   (a)-(b) As a result of purchases pursuant to the Offer (11,644,090) Shares, S.C.A. Financiere Pinault, Artemeis S.A., Societe Anonyme Professionelle de Distribution, Pinault-Printemps-Redoute S.A., Parent and Francois Pinault beneficially own 24,805,571 Shares of the Company, representing approximately 93.0% of the outstanding Shares and ITD beneficially owns 16,291,548 Shares of the Company, representing 61.1% of the outstanding Shares. The following persons sold the number of Shares indicated in parentheses: Serge Weinberg (1,000); John B. Fraser (3,000); Allan M. Gonopolsky (3,894); Austin List (1,000); Eric Lomas (1,000); Robert M. Merson (46,386) and Gerald E. Morris (3,000). All Shares were purchased and sold pursuant to the Offer at $22.50 on November 20, 1997.

ITEM 17.   MATERIAL TO BE FILED AS EXHIBITS.

Item 17 of the Schedule 13E-3 is hereby supplemented as follows:

     99.(d)(16) Press release issued by the Company on November 17, 1997.

     99.(d)(17) Press release issued in New York by Rexel S.A. on November 21, 1997.

     99.(d)(18) Press release issued in Paris by Rexel S.A. on November 21, 1997 (English language translation).

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


November 21, 1997



REXEL S.A.                                        INTERNATIONAL TECHNICAL
                                                  DISTRIBUTORS, INC.

By:    /s/ Alain Redheuil                         By:       /s/ Alain Redheuil
     Name:  Alain Redheuil                        Name:   Alain Redheuil
     Title: Chairman & CEO                        Title:  President




S.C.A. Financiere Pinault

By:  /s/ Francois Pinault*                         /s/ Francois Pinault*
     Name:   Francois Pinault                     Francois Pinault
     Title:  Managing General
               Partner




                    REXEL, INC.


                    By:   /s/ Gilles Guinchard
                         Name:  Gilles Guinchard
                         Title: President & CEO
*By Emmanuel Cueff, Attorney-in-Fact

                                 EXHIBIT INDEX

 EXHIBIT NO.      DESCRIPTION


   99.(d)(16)  Press release issued by the Company on November 17, 1997.

   99.(d)(17)  Press release issued in New York by Rexel S.A. on November 21,
               1997.

   99.(d)(18)  Press release issued in Paris by Rexel S.A. on November 21, 1997
               (English language translation).


                        P O W E R   O F   A T T O R N E Y


     The undersigned, Francois PINAULT, a resident of the Republic of France, hereby appoints Emmanuel CUEFF as its agent and attorney-in-fact to execute and file with the United States Securities and Exchange Commission any and all amendments to Schedule 13D, Schedule 13E-3 and Schedule 14D-1 in connection with the tender offer for the shares of Rexel, Inc. and the subsequent merger of International Technical Distributors, Inc. (or a subsidiary thereof) with and into Rexel, Inc.

     The undersigned hereby agrees that any and all actions so effected by said attorney-in-fact in the undersigned's name shall be binding upon the undersigned, and the undersigned hereby ratifies and confirms all that said attorney-in-fact shall lawfully do or cause to be done by virtue thereof.

                              /s/ Francois PINAULT
                              __________________________
                                   Francois PINAULT


12 November, 1997



                        P O W E R   O F   A T T O R N E Y


     The undersigned, S.C.A. Financiere Pinault, a French company, hereby appoints Emmanuel CUEFF as its agent and attorney-in-fact to execute and file with the United States Securities and Exchange Commission any and all amendments to Schedule 13D, Schedule 13E-3 and Schedule 14D-1 in connection with the tender offer for the shares of Rexel, Inc. and the subsequent merger of International Technical Distributors, Inc. (or a subsidiary thereof) with and into Rexel, Inc.

     The undersigned hereby agrees that any and all actions so effected by said attorney-in-fact in the undersigned's name shall be binding upon the undersigned, and the undersigned hereby ratifies and confirms all that said attorney-in-fact shall lawfully do or cause to be done by virtue thereof.

                              S.C.A. Financiere Pinault
                                   /s/ Francois PINAULT
                              By:__________________________
                                   Francois PINAULT
                                   Managing General Partner


12 November, 1997